EXHIBIT 99.8
                           MARTIN EMPLOYMENT AGREEMENT

                         Raven Moon International, Inc.
                      120 International Parkway, Suite 220
                             Heathrow, Florida 32746


                            Dated: December 22, 2000
                                  ------------------

Mr. Toby Martin
465 Sonoma Valley Circle
Orlando, Florida  32835

     Re: Employment Agreement

Dear Mr. Martin:

     This agreement, when countersigned by you below, shall confirm the understanding between Raven Moon International, Inc., a Florida Corporation (hereinafter "Raven Moon") and Toby martin (hereinafter "Martin") concerning services provided by Martin for Raven Moon as its Executive Vice President.

     1. Nature of Services: The specific nature of services to be performed by Martin shall be the usual and customary services normally provided by Executive Vice Presidents of companies involved in the development, production, and distribution of entertainment projects, and such other services as may be reasonably requested by Raven Moon's Chairman and Chief Executive Officer. Martin shall perform his services under the direction of Raven Moon, and shall be available and accessible to Raven Moon at all reasonable times and places for consultation and assistance on Raven Moon's business activities.

     2. Effective Date/Term of Services: The effective date of this agreement shall be the day after Marin's services and legal obligations to Victory Entertainment, Inc. are completed and released, or March 1, 2001, whichever is sooner. The term of this agreement shall be for a guaranteed initial period of two (2) years (the "initial period"), commencing on the effective date. Thereafter, Raven Moon shall have the option to engage Martin's services as its Executive Vice President for an additional period of two (2) years, for so long as Raven Moon exercises its option in writing to Martin no later than sixty (60) days prior to the end of the initial period.

     3. Compensation for Services: Providing Raven Moon receives adequate funding for its operating expenses by March 1, 2001, the following compensation shall be paid to Mr. Martin:

     (a) Base Compensation:
         -----------------

         Year 1:           $ 75,000.00/year
         Year 2:           $100,000.00/year
         Year 3:           $125,000.00/year
         Year 4:           $150,000.00/year

     Martin's base compensation shall be paid in twenty-four (24) equal installments per year, payable on the 1st and 15th day of each Month. The base compensation shall be subject to customary deductions for withholding taxes and social security contributions as required by law with respect to Raven Moon's employees.

     (b) Bonus Compensation: An amount equal to one percent (1%) of the gross domestic sales earned and received by Raven Moon for all entertainment properties created, conceived, produced, or distributed during the term of this agreement, and any extentions thereto (it being specifically agreed and understood that Martin's entitlement to such percentage of gross domestic sales shall survive the termination of this agreement, for any reason, and shall be paid to martin on a bi-annual basis for so long as Raven Moon receives earnings from the gross domestic sales of such properties).

     (c) Raven Moon Stock: The irrevocable grant of Five Hundred Thousand (500,000) shares of stock in Raven Moon valued at One Dollar ($1.00) per share [it being understood that: (i) stock certificates evidencing this grant of stock shall be effective and delivered to Martin no later than January 5, 2001; (ii) the grant of stock is not cancelable or revocable by Raven Moon at any time for any reason; and (iii) one-half (1/2) of the stock shall be "restricted" for a period of twelve (12) months, with the other half being restricted for a period of twenty-four (24) months].

     (d) Stock Options: The irrevocable grant of stock options in Raven Moon on terms no less favorable than those favorable than those granted to other key executives, vice presents, and upper-tier employees of Raven Moon.

     4. Employee Perquisites: During the term of his employment, Martin shall be entitled to all benefits and perquisites customarily provided by Raven Moon to its full time employees. Without limiting the generality of the foregoing, it is specifically agreed and understood that: (a) until such time that Raven Moon obtains a medical and dental plan, Martin shall be reimbursed for such expenses up to Five Hundred Dollars ($500.00) per month; (b) Martin shall be provided an automobile leased through the Ford Showcase Program at the rate of $635.00 per month; and (c) Martin shall be provided with a cellular telephone account.

     5. Maintenance of Books and Records/ Martin's Entitltement to Accounting Relating to his "Bonus Compensation": To enable Martin to remain apprised of the percentage of Raven Moon's gross domestic sales earnings payable to Martin as "Bonus Compensation" (pursuant to the terms of Section 3(b), above), Raven Moon shall keep accurate books and records at its principal place of business concerning the gross domestic sales of all entertainment properties created, conceived, produced, or distributed by Raven Moon during the term of this agreement (and any extensions thereto). Martin shall be entitled to inspect such records during regular business hours (and to receive copies of such records by facsimile, U.S. mail or courier service) upon providing reasonable notice to Raven Moon. Additionally, Martin shall be entitled to accountings from Raven Moon regarding its gross domestic sales earnings on the same basis that Raven Moon receives such accountings from the distributors of its entertainment properties, but in no event shall such accountings be delivered later than ninety (90) days following the six (6) month periods concluding June 30 and December 31 of each year, together with any sums due Martin, if any.

     6. Reimbursement for Expenses: Raven Moon shall either arrange for, or reimburse Martin for all pre-approved, necessary, reasonable, usual and customary expenses incurred by Martin in connection with Martin's services hereunder (including but not limited to company related travel expenses).

     7. Results and Proceeds of Martin's Services:

     (a) Ownership of Martin's Services. Except as otherwise agreed herein, it is expressly agreed and understood that Raven Moon and its assigns shall solely and exclusively own, in addition to Martin's services hereunder, all the rights and proceeds thereof. During the term of Martin's employment with Raven Moon, all of Martin's creative contributions to Raven Moon's entertainment properties, (including, but not limited to screenplays, treatments, story boards, or other elements of Raven Moon's properties), whether written or unwritten, shall automatically become Raven Moon's property, and Raven Moon, for this purpose, shall be deemed the creator thereof as if Martin had rendered services entirely as Raven Moon's "employee for hire", as such term is defined under U.S. Copyright law.

     (b) Martin's Entitlement to Writer's Royalties: Notwithstanding the provisions of the foregoing paragraph 7(a), in the event Martin is a writer or co-writer of any entertainment property created, produced, or distributed by Raven Moon, Martin shall be entitled to writer's royalties [in addition to the compensation described in Sections 3(a)-(d), above] as determined by the Writer's Guild of America (WGA) basic agreement.

     (c) Raven Moon's Right to Use Martin's Name, Portrait, and Biographical
Material: Martin acknowledges that Raven Moon shall have the right to use Martin's name, and pre-approved portrait, picture, voice and biographical information to promote or publicize Raven Moon's entertainment properties, and to authorize others to do the same.

     8. Warranties and Indemnification:

     (a) Warranties: The parties mutually warrant that, except as otherwise acknowledge herein (i.e. Martin's current employment with Victory Television, Inc.), neither party is under any obligation or disability, created by law or otherwise, which would in any manner or to any extent prevent or restrict them from entering into and freely performing this Agreement, and the parties hereby accept the obligations hereunder.

     (c) Inemnification. The parties shall indemnify each other and the other party's successors, assigns, licensees, officer, directors and employees, and hold them harmless from and against any and all claims, losses, damages, costs, expenses (including but not limited to attorneys' fees), judgments and penalties arising out of, resulting from, based upon or incurred because of the breach of any warranty made under this Agreement.

     8. Assignment. Because the services provided by Martin under this agreement are personal services, this agreement is non-assignable by Martin. Raven Moon may not assign its obligations under the agreement without the written consent of Martin.

     9. Interpretation and Enforcement of Agreement. This agreement shall be interpreted and enforced in accordance with the laws of the State of Florida. Venue for any dispute in connection with this agreement shall be the State or Federal Courts in the State of Florida, County of Orange. In the event litigation is necessary to enforce any provisions of this agreement, the prevailing party shall be entitled to recovery of reasonable attorneys fees and costs. This agreement is the entire agreement between the parties with respect to the subject matter hereto, and replaces and supersedes all prior agreements or understandings with respect to such subject matter. Paragraph headings are for convenience only and shall not be used in the interpretation of this agreement.

     10. Confidentiality. The parties agree that they will keep secret and confidential all matters, materials, concepts, ideas, inventions, processes, and other confidential, non-public information which they (and their employees, agents and representatives) may observe with respect to the other party, or to which the parties (and its employees, agents and representatives) may be exposed during the term of Martin's employment. The parties recognize that a breach of this understanding may cause the non-breaching party irreparable harm and therefore agree that a non-breaching party will be entitled to pursue damages and legal remedies to the fullest extent under the law.

     11. Credit. The parties agree to negotiate in good faith (and to defer to WGA credit determination and/or arbitration) with regard to Martin receiving appropriate credit and billing with respect to his contributions to any entertainment properties created, produced, or distributed by Raven Moon during the term of this agreement.

     12. Illegality. Nothing contained herein shall require the commission of any act or the payment of any compensation which is contrary to law, and if there shall exist any conflict between any provisions contained herein and any such law, the latter shall prevail, and the provision or provisions herein affected shall be curtailed, limited or eliminated to the extent (but only to the extent) necessary to remove such conflict, and as so modified, this Agreement shall continue in full force and effect. Furthermore, the invalidity or unenforceability of any clause or clauses to this agreement shall not affect the validity or enforceability of the remainder of this agreement.

     If the foregoing meets with your understanding, please so indicate by your signature below:

                                            Very Truly Yours,

                                            RAVEN MOON INTERNATIONAL, INC.



                                            /s/  Joseph DiFrancesco
                                            -----------------------------------
                                            By:  Joseph DiFrancesco
                                            As Its: CEO

ACCEPTED AND AGREED TO BY:

TOBY MARTIN


/s/  Toby Martin
-----------------------------
     Toby Martin